[LETTERHEAD OF TROY & GOULD PC]


                                 March 20, 2006

                                                                          2066-1
VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

      Re: Natural Gas Systems, Inc. - Amendment No. 4 to Registration Statement on Form SB-2 - Registration No. 333-125564

Dear Sir or Madam:

      On behalf of Natural Gas Systems, Inc., a Nevada corporation (the "Company"), we have enclosed for filing under the Securities Act of 1933 Amendment No. 4 to the Registration Statement on Form SB-2, Registration No. 333-125564 (the "Registration Statement") that was initially filed with the Securities and Exchange Commission (the "Commission") on June 6, 2005. We have supplementally also enclosed a copy of Amendment No. 4 that has been marked to show the changes that have been made to Amendment No. 3 to the Registration Statement. Amendment No. 4 to the Registration Statement includes an amended prospectus.

      By telephone conference on Thursday, March 16, 2006, Mr. Barry Stem of the staff of the Commission (the "Staff") provided the Company with comments on Amendment No. 3 to the Registration Statement. We have set forth below the responses of the Company to the Staff's comments.

Risk Factors

      1. The Company has deleted the phrase "proved reserves" from the second sentence under the caption "Regulatory and Accounting Requirements May Require Substantial Reductions in Proven Reserves (See Glossary) And Limitations of Hedging."

Business-Legal Proceedings

      2. As discussed with the Staff, the Company was served the lawsuit two business days prior to its 10-QSB filing deadline of February 14, 2006. The scant information regarding the lawsuit that is currently available to the Company does not indicate that it is probable that an asset had been impaired or that a liability had been incurred at the date of the financial statements, or that the amount of the loss could reasonably be determined in accordance with FAS 5, Accounting for Contingencies, and FAS 143, Accounting for Asset Retirement Obligations.
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Securities and Exchange Commission
March 20, 2006
Page 2

            The Company has engaged special counsel in Monroe, Louisiana, the Boles Law Firm, to perform an analysis of the facts and circumstances surrounding the complaint, assist the Company in determining a course of action and file an appropriate response with the court. At this time, the Company is awaiting Boles' report, as well as instructions from its liability insurance carrier as to their potential coverage and degree of participation. With that information, the Company can begin assessing its potential liability in order to make any necessary provisions in its financial statements for the next quarter.


Management's Discussion and Analysis

      3. Throughout this section, the Company has deleted non-GAAP measurements of net loss and net loss per share and general and administrative expenses.

      4. Under "Accounting Pronouncements" the Company has disclosed the likely impact on it of the application of SFAS 123R.

Financial Statements

      5. The Company has deleted the reference to the SEC's Staff Training Manual and the Staff's view on reverse mergers into public shells, under the caption "Accounting for Reverse Merger" in Note 3- Summary of Significant Accounting Policies, to the Company's Consolidated Financial Statements.

General

      In addition to effecting the changes discussed above, the Company has made various other changes and has endeavored to update the information in Amendment No. 3 to the Registration Statement.

      Please direct questions regarding Amendment No. 4 to the Registration Statement (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to Sterling McDonald, the Company's Chief Financial Officer, at 713-935-0122.

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Securities and Exchange Commission
March 20, 2006
Page 3

                                            Very truly yours,

                                            TROY & GOULD

                                            /s/ Lawrence P. Schnapp

                                            Lawrence P. Schnapp

Enclosure

cc:      Robert S. Herlin
         Sterling H. McDonald
         Steven D. Lee, Esq.
         Barry Stem
         Carmen Moncada-Terry